FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2008

HOLMES FINANCING (No 9) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	431,265	40,786,778
Replenishment	16,136	1,836,434
Repurchased	(5,088)	(599,438)
Redemptions	(6,960)	(866,122)
Losses	(26)	(804)
Capitalised Interest	0	3,281	( * see below )
Other Movements	0	0
Carried Forward	435,327	41,160,129

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,708,788	153,897,327
Repurchased	(579,741)	(49,919,023)
Redemptions	(806,949)	(69,484,702)
Losses	(466)	(9,304)
Capitalised Interest	0	276,617	( * see above )
Other Movements	0	0
Carried Forward	435,327	41,160,129

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Prepayment Rates
	Trust Payment Rate (CPR) - Redemptions	Annualised Trust Payment Rate (CPR)
1 Month	2.12%	22.71%
3 Month	5.16%	19.10%
12 Month	22.94%	22.94%

	Trust Payment Rate (CPR) - Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	1.47%	12.83%
3 Month	5.31%	16.64%
12 Month	18.29%	18.29%

	Trust Payment Rate (CPR) - Redemptions and Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	3.59%	35.54%
3 Month	10.47%	35.74%
12 Month	41.23%	41.23%

Asset Profiles
Weighted Average Seasoning	40.38	months
Weighted Average Loan size	£94,549.91
Weighted Average LTV	66.00%	*** (see below)
Weighted Average Indexed LTV	62.44%	using Halifax House Price Index
Weighted Average Indexed LTV	60.93%	using Nationwide House Price Index
Weighted Average Remaining Term	17.46	Years

Product Type Analysis	£000's	%
Variable Rate	9,228,101	22.42%
Fixed Rate	13,298,838	32.31%
Tracker Rate	18,633,190	45.27%
	41,160,129	100.00%

As at 08 October 2008 approximately 17.81% of the loans were flexible loans

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Repayment Method Analysis	£000's	%
Endowment	3,671,484	8.92%
Interest Only	15,323,916	37.23%
Repayment	22,164,729	53.85%
	41,160,129	100.00%

As at 08 October 2008 approximately 31.67% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	22,905,612	55.65%
Remortgage	18,254,517	44.35%
	41,160,129	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 May 2008	7.09%
01 March 2008	7.34%
01 January 2008	7.59%
01 August 2007	7.84%

Geographic Analysis
Region	Number	£000's	%
East Anglia	14,977	1,416,035	3.44%
East Midlands	19,625	1,855,582	4.51%
Greater London	98,675	9,329,756	22.67%
North	12,407	1,173,063	2.85%
North West	40,390	3,818,895	9.28%
Scotland	18,818	1,779,197	4.32%
South East	136,116	12,869,750	31.27%
South West	35,316	3,339,133	8.11%
Wales	15,454	1,461,204	3.55%
West Midlands	22,529	2,130,110	5.18%
Yorkshire and Humberside	20,702	1,957,327	4.76%
Unknown	318	30,077	0.07%
Total	435,327	41,160,129	100.00%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	38,312	1,408,433	3.42%	39.38
25.01 - 50.00	117,014	7,796,930	18.94%	42.32
50.01 - 75.00	163,458	17,646,522	42.87%	39.70
75.01 - 80.00	20,557	2,634,722	6.40%	37.66
80.01 - 85.00	28,490	4,018,465	9.76%	34.70
85.01 - 90.00	41,525	5,619,025	13.65%	36.29
90.01 - 95.00	25,971	2,036,032	4.95%	65.53
Total	435,327	41,160,129	100.00%	40.38

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears
Band	Number	Principal	Overdue	%
Current	421,326	39,667,992	(1,478)	96.37%
1.00 - 1.99 months	7,934	869,861	6,984	2.11%
2.00 - 2.99 months	2,711	278,737	4,346	0.68%
3.00 - 3.99 months	1,149	117,762	2,601	0.29%
4.00 - 4.99 months	575	58,053	1,648	0.14%
5.00 - 5.99 months	327	34,642	1,179	0.08%
6.00 -11.99 months	692	74,284	3,694	0.18%
12 months and over	98	9,620	110	0.02%
Properties in Possession	515	49,178	5,400	0.12%
Total	435,327	41,160,129	24,484	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	32,068,747	8,718,031
Replenishment of Assets	0	1,836,434
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,465,560)
Allocation of Losses	(633)	(171)
Share of Capitalised Interest	2,581	700
Payment Re Capitalised Interest	(2,581)	2,581
Balance Carried Forward	32,068,114	9,092,015

Carried Forward Percentage	77.91063%	22.08937%

Minimum Seller Share	2,678,534	6.51%

Cash Accumulation Ledger
	£000's
Brought Forward	1,515,693
Additional Amounts Accumulated	633
Payment of Notes	0
Carried Forward	1,516,326

Target Balance	1,514,019	payable on 15th October 2008

	1,514,019

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *
Quarter to 15/07/08	0.3592%
Quarter to 15/04/08	0.3174%
Quarter to 15/01/08	0.5229%
Quarter to 15/10/07	0.5859%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/07/08	£563,000,000.00	£0.00	£10,000,000.00
Required Amount as at 15/07/08	£563,000,000.00	£0.00	£10,000,000.00
Percentage of Notes	1.68%	0.00%	0.03%
Percentage of Funding Share	1.76%	0.00%	0.03%

Notes Outstanding
	£000's	Enhancement
AAA Notes Outstanding	31,252,520	8.62%
AA Notes Outstanding	894,322	5.96%
A Notes Outstanding	464,856	4.57%
BBB Notes Outstanding	972,232	1.68%
Total	33,583,930

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	268	31,094
Repossessed in Period	85	11,145
Sold in Period	(45)	10,038
Carried Forward	308	52,277

	Cumulative
	Number	£000's
Repossessed to date	2,356	387,563
Sold to date	(2,048)	(335,286)
Carried Forward	308	52,277

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Repossession Sales Information
Average time Possession to Sale	106	Days
Average arrears at time of Sale	£6,665

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th October, 2005, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £30 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com
Or, visit our website at www.holmesreporting.com

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	5.81938%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	5.81938%	1.75%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 330,000,000	4.96300%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 11,333,333	4.96300%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 19,166,667	4.96300%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	5.81938%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	2.79063%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	5.81938%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	5.81938%	0.90%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	2.79063%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	4.96300%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	5.81938%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	5.81938%	0.09%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	4.96300%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	4.96300%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	5.81938%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	4.96300%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	5.81938%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	4.96300%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	5.81938%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	2.79063%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	5.81938%	0.09%
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	2.79063%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	2.79063%	0.12%
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	2.79063%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	2.79063%	0.39%
Series 3 Class A1	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	2.79063%	0.08%
Series 3 Class A2	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	4.96300%	0.10%
Series 3 Class A3	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	5.81938%	0.10%
Series 3 Class B2	Holmes Master Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	4.96300%	0.15%
Series 3 Class B3	Holmes Master Issuer 2006-1	AA/Aa3/AA	£20,000,000	5.81938%	0.15%
Series 3 Class M2	Holmes Master Issuer 2006-1	A/A2/A	€ 35,500,000	4.96300%	0.22%
Series 3 Class M3	Holmes Master Issuer 2006-1	A/A2/A	£12,000,000	5.81938%	0.22%
Series 3 Class C2	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	4.96300%	0.42%
Series 3 Class C3	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	5.81938%	0.42%
Series 2 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	2.79063%	0.05%
Series 2 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 26,300,000	4.96300%	0.14%
Series 2 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 10,600,000	4.96300%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£10,800,000	5.81938%	0.22%
Series 2 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$9,800,000	2.79063%	0.42%
Series 2 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 21,900,000	4.96300%	0.42%
Series 2 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£5,000,000	5.81938%	0.42%
Series 3 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,600,000,000	2.79063%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	€ 1,500,000,000	4.96300%	0.10%
Series 3 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£800,000,000	5.81938%	0.10%
Series 3 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 46,700,000	4.96300%	0.14%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Series 3 Class B3	Holmes Master Issuer 2007-1	AA/Aa3/AA	£48,000,000	5.81938%	0.14%
Series 3 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 28,000,000	4.96300%	0.22%
Series 3 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£28,800,000	5.81938%	0.22%
Series 3 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 86,900,000	4.96300%	0.42%
Series 3 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£25,500,000	5.81938%	0.42%
Series 4 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,000,000,000	2.79063%	0.10%
Series 2 Class A	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	CAD 600,000,000	3.11429%	0.08%
Series 2 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$2,750,000,000	2.79063%	0.05%
Series 2 Class B1	Holmes Master Issuer 2007-2	AA/Aa3/AA	$25,000,000	2.79063%	0.12%
Series 2 Class B2	Holmes Master Issuer 2007-2	AA/Aa3/AA	€ 95,000,000	4.96300%	0.13%
Series 2 Class B3	Holmes Master Issuer 2007-2	AA/Aa3/AA	£50,000,000	5.81938%	0.14%
Series 2 Class C1	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$34,000,000	2.79063%	0.41%
Series 2 Class C2	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	€ 106,000,000	4.96300%	0.41%
Series 2 Class C3	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	£45,000,000	5.81938%	0.43%
Series 2 Class M1	Holmes Master Issuer 2007-2	A/A2/A	$10,000,000	2.79063%	0.22%
Series 2 Class M2	Holmes Master Issuer 2007-2	A/A2/A	€ 20,000,000	4.96300%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-2	A/A2/A	£38,000,000	5.81938%	0.24%
Series 3 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,250,000,000	2.79063%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	€ 1,300,000,000	4.96300%	0.09%
Series 3 Class A3	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	£450,000,000	5.81938%	0.09%
Series 4 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$750,000,000	2.79063%	0.10%
Series 1 Class A1	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 3,854,466,000	5.38800%	0.29%
Series 1 Class A2	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 3,114,720,000	4.81200%	0.31%
Series 1 Class A3	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 2,491,776,000	4.81300%	0.32%
Series 1 Class B	Holmes Master Issuer 2007-3	AA/Aa3/AA	£124,000,000	5.81938%	1.00%
Series 1 Class M	Holmes Master Issuer 2007-3	A/A2/A	£127,000,000	5.81938%	1.60%
Series 1 Class C	Holmes Master Issuer 2007-3	BBB/Baa2/BBB	£250,000,000	5.81938%	2.25%
Series 1 Class A1	Holmes Master Issuer 2008-1	AAA/Aaa/AAA	€ 2,257,200,000	4.74800%	0.44%
Series 1 Class A2	Holmes Master Issuer 2008-1	AAA/Aaa/AAA	€ 4,514,400,000	4.75000%	0.41%
Series 1 Class A3	Holmes Master Issuer 2008-1	AAA/Aaa/AAA	€ 1,003,200,000	5.38800%	0.47%
Series 1 Class A4	Holmes Master Issuer 2008-1	AAA/Aaa/AAA	€ 1,630,200,000	4.74700%	0.44%
Series 1 Class B	Holmes Master Issuer 2008-1	AA/Aa3/AA	£370,000,000	5.81938%	1.00%
Series 1 Class M	Holmes Master Issuer 2008-1	A/A2/A	£120,000,000	5.81938%	1.60%
Series 1 Class C	Holmes Master Issuer 2008-1	BBB/Baa2/BBB	£250,000,000	5.81938%	2.25%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2	Holmes 2007-3	Holmes 2008-1
02Q3	-	-	-	-	-	-	-	-	-
02Q4	-	-	-	-	-	-	-	-	-
03Q1	-	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	-	-	-	-
03Q4	-	-	-	-	-	-	-	-	-
04Q1	-	-	-	-	-	-	-	-	-
04Q2	-	-	-	-	-	-	-	-	-
04Q3	-	-	-	-	-	-	-	-	-
04Q4	-	-	-	-	-	-	-	-	-
05Q1	-	-	-	-	-	-	-	-	-
05Q2	-	1,001	-	-	-	-	-	-	-
05Q3	650	-	-	-	-	-	-	-	-
05Q4	-	-	-	-	-	-	-	-	-
06Q1	-	-	-	-	-	-	-	-	-
06Q2	-	-	-	-	-	-	-	-	-
06Q3	-	-	-	-	-	-	-	-	-
06Q4	-	-	1,018	-	-	-	-	-	-
07Q1	-	812	-	-	-	-	-	-	-
07Q2	-	-	-	-	-	-	-	-	-
07Q3	575	-	-	679	-	-	-	-	-
07Q4	-	-	-	-	-	-	-	-	-
08Q1	-	-	-	-	-	771	-	-	-
08Q2	-	221	-	388	-	600	715	-	-
08Q3	-	221	-	388	-	-	715	-	-

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2	Holmes 2007-3	Holmes 2008-1
08Q3	-	-	-	-	-	-	-	-	-
08Q4	-	221	1,272	-	-	-	-	-	-
09Q1	-	1,171	-	-	-	-	-	-	-
09Q2	-	-	-	342	-	-	-	-	-
09Q3	-	-	-	342	397	-	-	-	-
09Q4	-	-	-	-	397	-	-	-	-
10Q1	-	-	453	-	-	386	-	-	-
10Q2	-	-	453	-	-	386	1,664	-	-
10Q3	250	-	600	-	-	-	-	-	-
10Q4	-	-	-	1,526	1,632	-	-	-	-
11Q1	-	-	-	-	-	-	-	-	-
11Q2	-	-	-	-	-	2,649	654	-	-
11Q3	-	-	-	-	-	-	654	-	-
11Q4	-	-	-	-	-	-	654	-	-
12Q1	-	-	-	-	-	-	-	918	-
12Q2	-	-	-	-	-	-	-	918	-
12Q3	-	-	-	-	-	-	377	918	-
12Q4	-	-	-	-	-	515	-	-	-
13Q1	-	-	-	-	-	-	-	742	-
13Q2	-	-	-	-	-	-	-	742	-
13Q3	-	-	-	-	-	-	-	742	-
13Q4	-	-	-	-	-	-	-	-	-
14Q1	-	-	-	-	-	-	-	593	-
14Q2	-	-	-	-	-	-	-	593	-
14Q3	-	-	-	-	-	-	-	593	-
14Q4	-	-	-	-	-	-	-	-	7,500
15Q1	-	-	-	-	-	-	-	-	-

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2008 to 08 October 2008

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 9) PLC
Dated: 30 October 2008	By / s / Jessica Petrie
(Authorised Signatory)